Exhibit 99.1

Genius Group Acquires Revealed Films Inc. to Deliver

Instructional Content for Budding Entrepreneurs

Edtech Organization Taps Utah-based Production Company to Create Educational Entrepreneur-Focused Film Series

SINGAPORE, October 5, 2022 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur Edtech and education group, today announced that it has entered into an agreement to acquire Revealed Films Inc., a media production company that specializes in multi-part documentaries. The transaction value is $10m with earnout and claw back payments in 2023, 2024 and 2025 that are contingent on meeting certain revenue and profitability criteria. The acquisition closed on October 4, 2022 and will enable Genius Group to enhance and supplement its always-evolving curriculum with high-quality entrepreneurial education videos.

“Working with Revealed Films will allow Genius Group to produce outstanding new educational videos catered to our entrepreneurial programs,” said Roger James Hamilton, CEO and founder of Genius Group. “We are very impressed with their catalog of films and look forward to collaborating with them on new content that supports our lifelong learning curriculum.”

Revealed Films Inc. was founded in 2017 by award-winning filmmaker and television producer Jeff Hays and wellness and business expert Patrick Gentempo. The company launches three to four docu-series per year covering topics such as wealth building, health and nutrition, medical issues, religion, and political matters. Revealed Films will continue to operate as a separate entity.

"We live in a world where synergy and collaboration create much more value for humankind than individual entities working on their own,” said Jeff Hays and Patrick Gentempo, co-founders of Revealed Films Inc. “Revealed Films is immensely excited to work with Genius Group and Roger Hamilton because it will ignite new possibilities for what we can all achieve together. Our combined vision and resources for what we will put into the world and how we believe we will massively expand our audience, which is already in the millions, are inspiring us to grow and have impact like never before."

This is the latest in a recent spate of acquisitions undertaken by Genius Group. Since going public in April, the company has expanded its student base through acquisitions of global education organizations including E-Squared Education Enterprises in South Africa, Education Angels in New Zealand, Property Investors Network in the United Kingdom, and University of Antelope Valley in California. By acquiring these companies, Genius Group is continuing its strategy to disrupt the education sector and build a new curriculum centered around entrepreneurship and lifelong learning.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.9 million students in 200 countries, ranging from ages 0 to 100.

About Revealed Films

Revealed Films Inc. is a film production company based in Utah that launches three to four docu-series per year covering topics such as wealth building, health and nutrition, medical issues, religion, and political matters.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding the anticipated timing of the transaction and the potential benefits of acquiring Revealed Films Inc. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the effect of the announcement or pendency of the Transaction on Revealed Films Inc.’s business relationships, operating results, prospects and business generally, (ii) risks that the acquisition of Revealed Films Inc. (the “Transaction”) disrupts current plans and operations of Revealed Films Inc., (iii) the outcome of regulatory investigations or any legal proceedings that may be instituted against Revealed Films Inc. or against the Company related to the Share Purchase Agreement or the Transaction, (iv) changes in the markets in which Revealed Films Inc. competes, including with respect to its competitive landscape, technology evolution or regulatory changes, (v) changes in domestic and global general economic conditions, (vi) the risk that Revealed Films Inc. is not able to maintain production of high quality docu-series, (vii) risk that the Company and Revealed Films Inc. may not be able to execute their growth strategies; (viii) risks related to the ongoing COVID-19 pandemic and response, (ix) risk that Revealed Films Inc. may not be able to develop and maintain effective internal controls, and (x) costs related to the Transaction and the failure to realize anticipated benefits of the Transaction.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while the Company may elect to update these forward-looking statements at some point in the future, it assumes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of the Company nor Revealed Films Inc. gives any assurance that the Company or Revealed Films Inc. will achieve its expectations.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Fusion PR

Email: genius@fusionpr.com